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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ___________)*

Trubion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89778N102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89778N102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Venrock Associates IV, L.P. – I.R.S. # 20-0380531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,632[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,857,632[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,857,632[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.6%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1   Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P. are members of a group for purposes of this Schedule 13G.
2   Consists of 1,512,111 shares of common stock owned by Venrock Associates IV, L.P., 308,367 shares of common stock owned by Venrock Partners, L.P., and 37,154 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.
3   This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding as of November 17, 2006 as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Venrock Partners, L.P. – I.R.S. # 92-0181932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,632[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,857,632[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,857,632[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.6%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1   Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P. are members of a group for purposes of this Schedule 13G.
2   Consists of 1,512,111 shares of common stock owned by Venrock Associates IV, L.P., 308,367 shares of common stock owned by Venrock Partners, L.P., and 37,154 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.
3   This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding as of November 17,2006 as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No.	89778N102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Venrock Entrepreneurs Fund IV, L.P. – I.R.S. # 20-0486043

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York, United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,857,632[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,857,632[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,857,632[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.6%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
1   Venrock Associates IV, L.P., Venrock Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P. are members of a group for purposes of this Schedule 13G.
2   Consists of 1,512,111 shares of common stock owned by Venrock Associates IV, L.P., 308,367 shares of common stock owned by Venrock Partners, L.P., and 37,154 shares of common stock owned by Venrock Entrepreneurs Fund IV, L.P.
3   This percentage is calculated based upon 17,525,698 shares of the Issuer’s common stock outstanding as of November 17, 2006 as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 22, 2006.

CUSIP No: 89778N102
Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates IV, L.P., a limited partnership organized under the laws of the State of New York (“Venrock IV”), Venrock Partners, L.P., a limited partnership organized under the laws of the State of New York (“Venrock Partners”), Venrock Entrepreneurs Fund IV, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund IV” and collectively with Venrock IVand Venrock Partners, the “Venrock Entities”) in respect of Common Stock of Trubion Pharmaceuticals, Inc.
Item 1.
(a)	Name of Issuer: Trubion Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2401 4th Ave Suite 1050 Seattle, WA 98121
Item 2.
(a)	Name of Person Filing:

Venrock Associates IV, L.P., Venrock Partners, L.P.,

Venrock Entrepreneurs Fund IV, L.P.

Address of Principal Business Office or, if none, Residence

New York Office: 30 Rockefeller Plaza Suite 5508 New York, NY 10112

(b)	Menlo Park Office: 2494 Sand Hill Road Suite 200 Menlo Park, CA 94025

Cambridge Office: 55 Cambridge Parkway Suite 100 Cambridge, MA 02142

(c)	Citizenship: Each of Venrock Associates IV, Venrock Partners and Entrepreneurs Fund IV are limited partnerships organized in the State of New York.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 89778N102

Item 3.	Not applicable.

Item 4.	Ownership.

(a)and (b)	Venrock IV beneficially owns 1,512,111 shares of common stock or 8.6% of the outstanding shares of common stock, Venrock Partners beneficially owns 308,367 shares of common stock or 1.8% of the outstanding shares of common stock, and Entrepreneurs Fund IV beneficially owns 37,154 shares of common stock or 0.2% of the outstanding shares of common stock. Collectively the Venrock Entities beneficially own an aggregate of 1,857,632 shares of common stock or 10.6% of the outstanding shares of common stock

(c)	Each of the Venrock Entities has sole power to vote or direct the vote of no shares of common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 1,857,632 shares of common stock and shared power to dispose or to direct the disposition of 1,857,632 shares of common stock.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
This Schedule is being filed pursuant to Rule 13d -1(d). The identities of the Venrock Entities are stated in Item 2(a).

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2007	VENROCK ASSOCIATES IV, L.P.

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory or Member

Dated: February 14, 2007	VENROCK PARTNERS, L.P.

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory or Member

Dated: February 14, 2007	VENROCK ENTREPRENEURS FUND IV, L.P.

	By:	/s/ Linda H. Hanauer
	Name:	Linda H. Hanauer
	Title:	Authorized Signatory or Member

EXHIBIT INDEX
Exhibit No.
99.1 Agreement pursuant to Rule 13d-1(k)(1) among Venrock Associates IV, L.P., Venrock Associates Partners, L.P., and Venrock Entrepreneurs Fund IV, L.P.